UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34490

SOONER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

5416 South Yale Avenue, Suite 400, Tulsa, Oklahoma 74135; (918) 592-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to Purchase Common Stock, par value $0.01 per share (Form 8-A filed November 5, 2003)

Warrants to Purchase Common Stock, par value $0.01 per share (Form 8-A filed May 25, 2004)

Warrants to Purchase Common Stock, par value $0.01 per share (Form 8-A filed October 14, 2009)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

Preferred Share Purchase Rights

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Sooner Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SOONER HOLDINGS, INC.

Date: June 9, 2014	By:	/s/ Karen L. Power
	Name:	Karen L. Power
	Title:	Chief Executive Officer